December 8, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:Rule 17g-1 Fidelity Bond Filing-Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Bond No 99516106B for the following management investment companies (Investment Company Act of 1940 File Number/SEC Registration Number): First Defined Portfolio Fund, LLC (File No. 811-10015/SEC Registration No. 333-46062); First Trust Value Line(R) 100 Fund (File No. 811-21336/SEC Registration No. 333-104680); First Trust Value Line(R) Dividend Fund (File No. 811-21381/SEC Registration No. 333-106392); First Trust/Four Corners Senior Floating Rate Income Fund (File No. 811-21344/SEC Registration Nos. 333-105251 and 333-109680); Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (File No. 811-21496/SEC Registration No. 333-112202); First Trust/Value Line(R) & Ibbotson Equity Allocation Fund (File No. 811-21517/SEC Registration No. 333-113080); First Trust/Four Corners Senior Floating Rate Income Fund II (File No. 811-21539/SEC Registration Nos. 333-113978 and 333-115414); Energy Income and Growth Fund (File No. 811-21549/SEC Registration No. 333-114131, 333-120853 and 333-116841); First Trust/Fiduciary Asset Management Covered Call Fund (File No. 811-21586/SEC Registration No. 333-116023), First Trust/Aberdeen Global Opportunity Income Fund (File No. 811-21636/SEC Registration No. 333-119081), First Trust/FIDAC Mortgage Income Fund (File No.811-21727 /SEC Registration No.333-123262 ), First Trust Strategic High Income Fund (File No.811-21756/SEC Registration No. 333-124146), First Trust Exchange-Traded Fund (File No. 811-21774/SEC Registration No. 333-125751), First Trust Strategic High Income Fund II (File No. 811-21842/SEC Registration No. 333-131194), First Trust Tax-Advantaged Preferred Income Fund (File No. 333-132639/SEC Registration No. 811-21876) and First Trust/Aberdeen Emerging Opportunity Fund (File No. 333-1354540/SEC Registration No. 811-21905 )
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Dear Sir or Madam:

         Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First Trust complex of funds referenced above. Please note for the Commission's records, the following:

                   (i) a copy of the Joint Insured Fidelity Bond with a schedule of individual named insureds dated October 9, 2006. The basic bond coverage amount for the Joint Insured Fidelity Bond is $11,000,000.

                  (ii) a Certificate of Assistant Secretary containing the form of resolutions of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

                 (iii) a copy of the Blanket Bond Insurance Agreement.

                                            Very truly yours,

                                            FIRST TRUST PORTFOLIOS L.P.


                                            /s/ Kristi A. Maher
                                            ------------------------------
                                            Assistant General Counsel

Enclosures